

LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114



Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

April 16, 2003

* Filing No. : 82-3857

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- Change in Major Shareholder — March 3, 2003
- Disposal of Treasury Shares — April 16, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

K.O. Kim

K.O. Kim
Senior Manager
International Finance Group

5/27

Change in Major Shareholder

1. Details of Change

   - Before Change
     Major Shareholder: LG Electronics Investment (LGEI)
     No. of Shares Held: 42,870,400 Common Shares
     Shareholding Ratio: 27.34%

   - After Change
     Major Shareholder: LG Corporation
     Number of Shares Held: 50,341,430 Common Shares
     Shareholding Ratio: 32.11%

2. Description of Change:

   LGEI was merged into LG Chemical Investment and after the merger, the company changed its name to "LG Corporation."

3. Date of Change: March 1, 2003

Disposal of Treasury Shares

1. Description of Disposed Shares: 212,308 Common Shares (0.15% of shares outstanding)
2. Disposal Date: April 18, 2003
3. Expected Disposal Price: KRW 43,750 (closing price on day preceding board resolution)
4. Expected Return from Disposal: KRW 9,288,475,000
5. Purpose of Disposal: Incentive program for Executives
6. Method of Disposal: Off-market Private Sale
7. Treasury Stock Holdings before Disposal: 450,000 Common Shares
8. Date of Board Resolution: April 14, 2003 (Independent directors/auditors present)